COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayer’s ID (CNPJ/MF) #47,508,411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON MARCH 24,2006

On the 24th March, 2006, at 6:00 p.m., the members of the Board of Directors held a meeting, summoned by its Chairman, in compliance to the Company’s By-Laws, at the Company’s headquarters, located at Av. Brigadeiro Luiz Antonio, 3,142, city of São Paulo, State of São Paulo.

Mr. Abílio dos Santos Diniz presided over the meeting of the Board, inviting myself, Marize Rieger Salzano to be the secretary. Starting the activities, the President requested that I read the meeting’s agenda, which I did, which the content is as follows: 2006 Investment Plan (Plan) approval. The Company plans to invest R$935,0 million in 2006, that will be aimed at new stores openings, gas stations, drugstores, site acquisitions, renovations and upgrading of existing assets. After debates and discussions, the Plan was unanimously approved by the Board of Directors. Having no other Board member willing to take the opportunity to state any other issue and having nothing further to discuss, the meeting was ended, these minutes drawn up, read, agreed upon, approved and signed by all attending Members: São Paulo, 24th March, 2006. Chairman – Mr. Abilio Dos Santos Diniz; Secretary — Marise Rieger Salzano. Signatures) Abilio dos Santos Diniz, Ana Maria F. dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Pedro Paulo Falleiros dos Santos Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Candido Botelho Bracher, Jacques Patrice Marie Joseph Tierny, Francis André Mauger e Henri Philippe Reichstul.

This is a true copy of the original document.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP 189.868